THIS FILING WILL CORRECT INFORMATION ERRONEOUSLY REPORTED IN RESPONSE TO ITEM 4(c)(i) AND ITEM 4(c)(iii), ON PAGE 7 OF SCHEDULE 13-G/A,
FILED ON FEBRUARY 14, 1995.


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*


                       LARIZZA INDUSTRIES, INC.

                             (Name of Issuer)

                                  COMMON
                      (Title of Class of Securities)


                               517235107
                              (CUSIP Number)


     Check the following box if a fee is being paid with this statement


     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                          Page 1 of 12 Pages

 ________________________________________________________________

                                   13G

CUSIP NO. 517235107                      PAGE 2 OF 12 PAGES
______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER GROUP, INC.
     I.R.S. NO. 13-3331657
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE               3,106,140
               _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               _______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           3,106,140
               _______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH               0
 ______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    3,106,140
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             14.062%
______________________________________________________________
12   TYPE OF REPORTING PERSON

          HC
_____________________________________________________________
PAGE

 ________________________________________________________________

                                   13G

CUSIP NO. 517235107                      PAGE 3 OF 12 PAGES
______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER & CO., INC.
     I.R.S. NO. 13-2798343
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE               3,106,140
               _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
                ______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           3,106,140
               _______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                 0
______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    3,106,140

______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               14.062%
______________________________________________________________
12   TYPE OF REPORTING PERSON

          BD
_____________________________________________________________
PAGE

______________________________________________________________

                               13G

CUSIP NO. 517235107                      PAGE 4 OF 12 PAGES
______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER HORIZON MANAGEMENT, L.P.
     I.R.S. NO. 13-3438089
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                  (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE               1,429,752
          _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               _______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,429,752

_______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               1,429,752
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.473%

______________________________________________________________
12   TYPE OF REPORTING PERSON

     IA
______________________________________________________________
PAGE

______________________________________________________________

                               13G

CUSIP NO. 517235107                      PAGE 5 OF 12 PAGES
______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER INSTITUTIONAL HORIZON MANAGEMENT, L.P.
     I.R.S. NO. 13-3552632
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                  (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE          1,386,468

_______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               _______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING      1,386,468
_______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,386,468
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.277%
______________________________________________________________
12   TYPE OF REPORTING PERSON
     IA
______________________________________________________________
PAGE

                                        Page 6 of 12 Pages
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13G
            Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this Statement

Item 1(b) Name of Issuer:     Larizza Industries, Inc.


Item 1(b)  Address of Issuer's Principal Executive Offices:

           Suite 1040 201 West Big Beaver Road, Troy, MI 48084

Item 2(a) Name of Person Filing:

          Oppenheimer Group, Inc.

Item 2(b) Address of Principal Business Office:

          Oppenheimer Tower, World Financial Center
          New York, New York 10281

Item 2(c) Citizenship:

          Organized under the laws of the State of Delaware

Item 2(d)    Title of Class of Securities:

                    Common

Item 2(e) CUSIP Number:  517235107

Item 3(g) ____X____ Parent Holding Company, in accordance with
                    Section 240.13d - 1(b)(1)(ii)(G)
                    See Exhibit I

Item 4(a) Amount Beneficially Owned:

                3,106,140  *

Item 4(b) Percent of Class:

                14.062%    *

*    Includes amounts held by Oppenheimer & Co. Inc.
("Oppenheimer") for itself and as agent for Oppenheimer
Horizon Management, L.P., Oppenheimer Institutional Horizon
Management, L.P. and International Horizon Management, L.P.
(collectively, the "Partnerships"). (Oppenheimer and the Partnerships are hereinafter sometimes referred to as the "Reporting Persons").

                                                  Page 7 of 12 Pages
Item 4(c)(i)   Sole Power to Vote or to direct the vote -
                 3,106,140  *

Item 4(c)(ii)  Shared power to vote or to direct the vote -
                      0

Item 4(c)(iii) Sole power to dispose or to direct the disposition of -
                 3,106,140 *

Item 4(c)(iv)  Shared power to dispose or to direct the disposition of -
                      0

Item 5         Ownership of Five Percent or Less of a Class:
                    Inapplicable

Item 6         Ownership of More than Five Percent on Behalf of
                    Another Person:
                    See Exhibit A Hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                    See Exhibit II

Item 8         Identification and Classification of Members of the Group:
                    Inapplicable

Item 9         Notice of Dissolution of Group:
                    Inapplicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               February 16, 1995

Signature:     By: /s/ Robert I. Kleinberg

Name/Title:         Robert I. Kleinberg, Vice President/Secretary

* Includes amounts held by Oppenheimer & Co. Inc. ("Oppenheimer") for itself and as agent for Oppenheimer Horizon Management, L.P., Oppenheimer Institutional Horizon Management, L.P. and International Horizon Management, L.P. (collectively, the "Partnerships"). (Oppenheimer and the Partnerships are hereinafter sometimes referred to as the "Reporting Persons").

                                          Page 8 of 12 pages

                              EXHIBIT I

Oppenheimer Group, Inc. ("Oppenheimer Group") is a holding company which owns directly and indirectly a variety of subsidiary companies ("Subsidiaries") including the companies identified on the exhibit to this Schedule 13G engaged in various aspects of the financial services business. 83.39% of the issued and outstanding Common Stock of Oppenheimer Group is owned by Oppenheimer & Co., L.P., ("Oppenheimer LP"), a limited partnership formed by the management of Oppenheimer. The general and limited partnership interests in Oppenheimer LP are owned by employees of Oppenheimer & Co., Inc. ("Opco") and its affiliates and include the executive officers of Opco. 16.61% of Group's capital stock has been issued to certain Oppenheimer LP warrantholders upon presentation for exercise of warrants issued to various investors in Oppenheimer LP's 1986 Private Placement. Opco, a diversified investment banking and securities firm, is a wholly-owned subsidiary of Oppenheimer Holdings, Inc. ("Holdings"), an indirect wholly-owned subsidiary of Group. Holdings is a general partner of Oppenheimer Horizon Management, L.P., Oppenheimer Institutional Horizon Management, L.P. and International Horizon Management, L.P., management limited partnerships, each being, in turn, a registered investment adviser to a limited partnership and/or fund in which clients of Oppenheimer are solicited to invest.
PAGE

                                               Page 9 of 12 Pages

The amendment to Schedule 13G is being filed by Oppenheimer Group as a parent holding company pursuant to the provisions of Rule 13(d) - (1)
(b) on behalf of Oppenheimer LP and the Subsidiaries and/or certain investment advisory clients or discretionary accounts of the Subsidiaries and relating to their collective beneficial ownership of shares of common stock of the Issuer.

Management of the affairs of Oppenheimer Group, the Subsidiaries and of certain advisory clients including decisions respecting dispositions and/or voting of the shares of the common stock of the Issuer resides in respective officers and directors of the Subsidiaries and is not directed by Oppenheimer Group or Oppenheimer LP.

Accordingly, the filing of this amendment to Schedule 13G by Oppenheimer Group is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by Oppenheimer Group, Oppenheimer LP or any intermediary company of the shares of the common stock of the Issuer owned by such Subsidiaries or investment advisory clients of investment advisory clients, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.

mik8-exhibit.I

                                       Page 10 of 12 Pages
                              EXHIBIT A



The Board of Directors, certain officers and other employees of Oppenheimer & Co., Inc., a registered broker-dealer, have the power to direct the use of dividends or proceeds of sale of more than 5% of such securities as disclosed on Page 3 hereof. The General Partner of Oppenheimer Horizon Management, L.P. and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Horizon Management, L.P. to direct the use of dividends or proceeds of sale of more than 5% of these securities. The General Partner of Oppenheimer Institutional Horizon Management, L.P. and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Institutional Horizon Management, L.P. to direct the use of dividends or proceeds of sale of more than 5% of these securities. The General Partner of International Horizon Management, L.P. and certain persons to whom it has delegat-ed the authority, have the power on behalf of International Horizon Management, L.P. to direct the use of dividends or proceeds of sale of less than 5% of these securities.
PAGE

                                             Page 11 of 12 Pages

                             EXHIBIT II
The Parent Holding Company is filing on behalf of Oppenheimer Financial Corp., Oppenheimer Equities, Inc. and Oppenheimer Hold-ings, Inc. which would be classified as Item 3(g), Oppenheimer & Co., Inc. which would be classified as Item 3(a), and Oppenheimer Horizon Management, L.P., Oppenheimer Institutional Horizon Manage-ment, L.P. and International Horizon Management, L.P. which would be classified as Item 3(e).

  MIK8-EX-IIA

                                         Page 12 of 12 Pages
                              EXHIBIT III

  The undersigned hereby acknowledge and agree that a report on
  Schedule 13G being filed by Oppenheimer Group, Inc. on or about the date hereof, relating to the common stock of Larizza Indus-tries, Inc. is filed on behalf of the undersigned.

  DATED:  February 16, 1995


              OPPENHEIMER & CO., INC.


                   By: /s/ Robert I. Kleinberg
                       Robert I. Kleinberg
                       Executive Vice President & Secretary


              OPPENHEIMER HORIZON MANAGEMENT, L.P.

              By:  Oppenheimer Holdings, Inc., Its General Partner

              By: /s/ Robert I. Kleinberg
                  Robert I. Kleinberg
                  Vice President & Secretary


              OPPENHEIMER INSTITUTIONAL HORIZON MANAGEMENT, L.P.

              By:  Oppenheimer Holdings, Inc., Its General Partner

              By: /s/ Robert I. Kleinberg
                  Robert I. Kleinberg
                  Vice President & Secretary

DATED:  February 1, 1995

MIK8-LARIZZA.195